                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 7)*

                                  Salomon Inc
                                (Name of Issuer)

               Common Stock (upon conversion of Preferred Stock)
                         (Title of Class of Securities)

                                  0007954981
                                _______________
                                (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                               1440 Kiewit Plaza
                            Omaha, Nebraska  68131
                                (402)346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 12, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes" to Schedule 13D).

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         The following items of Schedule 13D filed by Berkshire Hathaway Inc.
("Berkshire") and the other persons filing this Schedule 13D with respect to the Series A Cumulative Convertible Preferred Stock ("Preferred Stock") and the Common Stock, $1.00 par value ("Common Stock") of Salomon Inc ("Salomon") are amended as set forth below. As used herein, "Berkshire" refers collectively to Berkshire and its subsidiaries that own of record shares of the Preferred Stock and/or Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by the following:

         Under the Certificate of Designation with respect to the Preferred Stock, Salomon will be required on October 31, 1996 to redeem 140,000 shares of the Preferred Stock unless Berkshire converts the shares called for redemption into shares of Common Stock. Absent unusual market developments not presently foreseen by Berkshire, Berkshire intends to convert the shares of Preferred Stock called for redemption. Upon such a conversion, Berkshire would hold 420,000 shares of Preferred Stock (convertible into 11,052,631 shares of Common Stock) and an additional 10,317,810 shares of Common Stock, totalling approximately 18% of the currently outstanding Salomon voting securities.

         As previously reported on this Schedule 13D, Berkshire may purchase additional shares of Salomon or may sell shares of Salomon at any time and from time to time, depending on price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Berkshire is considering engaging in a transaction at some future date that may over time result in a reduction in Berkshire's shareholding in Salomon.

         The transaction under consideration is a sale of Berkshire exchangeable notes, which will be exchangeable for Salomon Common Stock upon maturity or redemption. Berkshire has made no decision regarding such a transaction, but expects that, if it issues such notes, the notes would have a maturity of not less than five years, would first become redeemable after not less than three years, and would be exchangeable for Salomon Common Stock at a premium over the market price for Salomon Common Stock at the time of the notes offering.

         Berkshire expects that in any such transaction the number of Berkshire's shares of Salomon Common Stock potentially exchangeable for notes would likely be less than one-half of the number of shares that Berkshire now beneficially owns (including Salomon Common Stock issuable upon conversion of Salomon Preferred Stock). Berkshire has asked Salomon to file a registration statement under the Securities Act of 1933 registering shares of Salomon Common Stock that Berkshire may deliver
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upon exchange of notes having an aggregate public offering price of $400 million.

         Whether Berkshire will issue such notes, and the timing of any such issuance, will depend upon market conditions and the pricing and other terms and conditions that would be applicable to a specific transaction. Under the purchase agreement dated September 27, 1987 between Berkshire and Salomon, pursuant to which Berkshire purchased its Salomon Preferred Stock (the "Purchase Agreement"), Salomon has a first right to purchase any Salomon securities that Berkshire proposes to sell. A sale of exchangeable notes by Berkshire would require Salomon to waive its right with respect to the shares of Salomon that Berkshire may deliver upon exchange of the notes.

         Depending upon its evaluation of market conditions and investment alternatives, Berkshire may effect other types of transactions that could result in a disposition of a portion of its Salomon shares (subject to Salomon's first right to purchase under the Purchase Agreement). Or, Berkshire may determine not to effect any transaction involving the disposition of its Salomon shares.

         Berkshire expects to remain a large shareholder of Salomon even if, over time, it disposes of a portion of its Salomon shares. Warren E. Buffett, Berkshire's Chairman and Chief Executive Officer, and Charles T. Munger, its Vice-Chairman, expect to remain on the Board of Directors of Salomon, with Mr. Buffett continuing to serve as Chairman of the Executive Committee of the Salomon Board. Mr. Louis A. Simpson, President and Chief Executive Officer-- Capital Operations of GEICO Corporation, a wholly owned subsidiary of Berkshire, also serves as a director of Salomon and would expect to continue serving as such and as Chairman of the Audit Committee of the Salomon Board of Directors.

         Other than the possible plans described above, Berkshire has no present plans or proposals that relate to or would result in an event described in Item 4(a) -(j) of Schedule 13D.

         All other information responsive to Item 4 remains as previously reported, except as amended hereby.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUES.

         Item 6 is amended by the following:

         Berkshire has asked Salomon to file a registration statement under the Securities Act of 1933 with respect to the Salomon shares potentially exchangeable for the notes described under Item 4. An offering of such notes by Berkshire may involve related contracts, arrangements, and understandings between Berkshire and Salomon with respect to shares of Salomon Preferred Stock and Common Stock. Pursuant to its obligations under the Purchase Agreement, Salomon has agreed to file a registration statement for the purpose of such an exchangeable note offering. Neither Berkshire's request that Salomon file a registration statement for such purpose nor Salomon's filing thereof indicates that Bershire has determined or will determine to issue and sell such notes.
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         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 12th day of September, 1996.



/s/ Warren E. Buffett


BERKSHIRE HATHAWAY INC.             NATIONAL INDEMNITY COMPANY



By/s/ Warren E. Buffett             By/s/ Warren E. Buffett

  Chairman of the Board               Chairman of the Board


NATIONAL FIRE AND MARINE            COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By/s/ Warren E. Buffett             By/s/ Warren E. Buffett

  Chairman of the Board               Chairman of the Board


CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, OAK RIVER INSURANCE COMPANY, NATIONAL LIABILITY & FIRE INSURANCE COMPANY, WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL CORPORATION.


                                    By/s/ Warren E. Buffett

                                      Attorney-in-Fact